SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni results for the second quarter and half year 2021;
•	Eni: amendment to 2021 financial calendar.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Paola Mariani
Title:	Head of Corporate Secretary’s Staff Office

Date: August 2, 2021

Registered Head Office, Piazzale Enrico Mattei, 1 00144 Roma Tel. +39 06598.21 www.eni.com

Rome

July 30, 2021

Eni results for the second quarter and half year 2021

Key operating and financial results

IQ			IIQ			IH
2021			2021	2020	% Ch.	2021	2020	% Ch.
60.90	Brent dated	$/bbl	68.83	29.20	136	64.86	39.73	63
1.205	Average EUR/USD exchange rate		1.206	1.101	9	1.205	1.102	9
198	Spot Gas price at Italian PSV	€/kcm	264	74	256	231	97	138
3	Spread PSV vs. TTF		1	18	(94)	2	17	(90)
(0.6)	Standard Eni Refining Margin (SERM)	$/bbl	(0.4)	2.3	..	(0.5)	2.9	..
1,704	Hydrocarbon production	kboe/d	1,597	1,729	(8)	1,650	1,760	(6)
1,321	Adjusted operating profit (loss) ⁽ᵃ⁾	€ million	2,045	(434)	..	3,366	873	286
1,378	E&P		1,841	(807)	..	3,219	230	..
(30)	Global Gas & LNG Portfolio (GGP)		24	130	(82)	(6)	363	(102)
(120)	R&M and Chemicals		190	73	160	70	89	(21)
202	Eni gas e luce, Power & Renewables		108	85	27	310	276	12
270	Adjusted net profit (loss) ⁽ᵃ⁾⁽ᵇ⁾		929	(714)	..	1,199	(655)	..
0.08	per share - diluted (€)		0.24	(0.20)		0.32	(0.18)
856	Net profit (loss) ⁽ᵇ⁾		247	(4,406)		1,103	(7,335)
0.24	per share - diluted (€)		0.06	(1.23)		0.30	(2.05)
1,960	Cash flow from operations before changes in working capital at replacement cost ⁽ᵃ⁾		2,797	1,148	144	4,757	3,370	41
1,376	Net cash from operations		2,717	1,403	94	4,093	2,378	72
1,387	Net capital expenditure ⁽ᶜ⁾		1,519	957	59	2,906	2,862	2
12,239	Net borrowings before lease liabilities ex IFRS 16		10,040	14,329	(30)	10,040	14,329	(30)
17,507	Net borrowings after lease liabilities ex IFRS 16		15,323	19,971	(23)	15,323	19,971	(23)
39,957	Shareholders' equity including non-controlling interest		40,580	38,839	4	40,580	38,839	4
0.31	Leverage before lease liabilities ex IFRS 16		0.25	0.37		0.25	0.37
0.44	Leverage after lease liabilities ex IFRS 16		0.38	0.51		0.38	0.51

(a)	Non-GAAP measure. For further information see the paragraph "Non-GAAP measures" on page 18.
(b)	Attributable to Eni's shareholders.
(c)	Net of expenditures relating to business combinations, purchase of minority interests and other non-organic items.

Eni's Board of Directors, chaired by Lucia Calvosa, yesterday approved the unaudited consolidated results for the second quarter and first half 2021. Eni CEO Claudio Descalzi said:

“Eni delivered exceptional results in the second quarter of the year, continuing the upward trend of the last three quarters and beating market expectations across all of its business segments. With an improved macro backdrop and energy market fundamentals, the Group reported €2 billion of EBIT and €0.93 billion of net profit, a €1.6 billion increase compared to the second quarter of 2020.

Group results were driven by a robust performance from the E&P segment, which recorded €1.84 billion of EBIT, up by €2.6 billion from the same quarter last year. The newly incorporated Eni gas e luce & Renewables division reported €70 million of EBIT, an increase of €50 million over the comparative period due to a growing customer base and higher revenue from value-added services. In renewables, we are going to exceed our 2021 target, reaching 2 GW of installed and in-construction power capacity. Finally, the Chemicals business reported around €200 million of EBIT, an increase of €270 million.

The strong performances across our business and a continued focus on capital discipline resulted in strong cash flow generation in the first half of 2021 with €1.82 billion of free cash flow after organic capital expenditure.

These results, the progress on delivering our strategy, the outlook, and a Brent reference scenario of 65 $/bbl, have allowed us to increase our dividend back to pre-COVID levels at €0.86 per share, with 50% paid next September. We will also start a €400 million share buy-back program over the next 6 months.”

Highlights

SHAREHOLDERS REMUNERATION

•	Having reviewed the fundamentals of the energy scenario and the prospects of the oil market, Eni's Board of Directors resolved to define a Brent reference scenario of 65 $/bbl. Based on the shareholder remuneration policy approved on February 18, 2021, this means:

-	an annual dividend of €0.86/sh. for the fiscal year 2021[1], representing an increase of more than 100% from 2020 recovering the pre-COVID level;

-	the start of a buy-back program of €400 million[2].

•	As announced by the proxy conferred by the Shareholders Meeting held on May 12, 2021, the Board of Directors approved the distribution of 50% of the expected dividend, equal to €0.43/sh, as 2021 interim dividend to be paid in September[3]. This distribution is planned to be made from the retained earnings and other available capital reserves of the parent company Eni SpA.

QUARTERLY RESULTS

•	Commodities and energy prices performed strongly in the second quarter 2021: the Brent price increased from 61 $/bbl in the first quarter 2021 to 69 $/bbl; natural gas prices in Europe increased by 30-35% respectively for the Italian reference spot price “PSV” and the continental reference spot price “TTF”; in the chemical sector the polyethylene-ethylene spread reached the highest value since 2015 to about 800 $/ton (from 550 $/ton);

•	On the negative side, refining margins continued to be extremely weak in the European/Mediterranean region, with the Eni benchmark margin SERM down to historic lows (-0.4 $/bbl on average in the second quarter 2021). This was due to continuing pandemic effects, which on one side with the gradual easing of OPEC+ supported the cost of the oil feedstock, while on the other side negatively affected demand for products, particularly middle distillates. In the wholesale gas business, spreads between the Italian PSV spot market and the spot prices at the "TTF" continental hub narrowed remarkably down to 1 €/kcm in the second quarter from 3 €/kcm in the first quarter 2021 and 18 €/kcm in the second quarter 2020.

•	Strong recovery in Group adjusted EBIT: €2 billion in the second quarter 2021 compared to a loss of €0.4 billion in the same 2020 reporting period (€3.4 billion in the first half, up by €2.5 billion y-o-y). The Group result was driven by:

-	a robust performance in the E&P segment, which reported €1.84 billion of EBIT, €2.6 billion higher than 2020, thanks to a better pricing environment and lower costs, despite 132 kboe/day less hydrocarbon production due to maintenance activities. The quarterly result also benefitted from retroactive contractual revisions;

-	the Chemical segment, which reported its best ever quarterly results with EBIT of €202 million (up by €268 million) due to an improved macro backdrop, higher product margins and higher production availability, allowing the segment to capture a rebound in demand, in addition to a contribution from the green chemical business;

-	resilient results from the Eni gas e luce & Renewables business, which earned €71 million of EBIT (up €48 million) benefitting from effective marketing activities, a growing customer base and better margins.

Furthermore, despite an unfavorable comparison with the second quarter 2020, the segments that have lagged the recovery so far are also showing improving trends:

-	the GGP business reported a positive €24 million (down by €106 million from the second quarter 2020) up by €54 million when compared to the first quarter 2021; the reduction of gas spreads (PSV vs TTF) was more than offset by the better result of the LNG business and one-off positive effects related to contract renegotiations;

1   In line with the dividend policy announced to the financial market during the strategy presentation held on February 19, 2021, (see page 31) of which at the following URL https://eni.com/assets/documents/eng/investor/presentations/2021/strategy-4q-2020/strategy-2021-2024.pdf.

2  The procedure to implement the buy-back program is detailed in the section “Other information – start of the buy-back program” of this press release.

3  Ex-dividend date being September 20, 2021 (record date September 21, 2021). The dividend will be paid on September 22, 2021. The Board of Directors resolved to distribute part of retained earnings and/or available capital reserves of the parent company Eni SpA as 2021 interim dividend in place of the resolution of the 2021 interim dividend, in accordance to Art. 2433 – bis c.c., scheduled in Eni’s financial calendar on September 16, 2021. The Company’s financial calendar will be amended accordingly and a dedicated press release will be disseminated to the market. ADR holders will receive €0.86/ADR.

-	the R&M business, which narrowed its losses to -€12 million (down by €151 million vs. the second quarter 2020), substantially at breakeven, improving results by €147 million from the first quarter of 2021, thanks to a partial recovery of sales volumes at the retail network due to the reopening of the economy. Reduced by 10 percentage points the volume of palm oil supplied to the production of bio-diesel leveraging better plant flexibility due to the start-up of the Gela Biomass Treatment Unit.

•	Adjusted net profit back to pre-COVID levels: €0.93 billion and €1.20 billion respectively in the second quarter and first half 2021 (up by €1.6 billion and €1.9 billion) due to a better operating performance and the normalization of the tax rate (58% in the first half of 2021) due to an improved oil price scenario and a better profitability outlook of the green activities in Italy.

•	Robust cash flow from operations before changes in working capital at replacement cost: €2.80 billion in the second quarter to fund net capex of €1.52 billion. In the first half of 2021, the Group generated €4.76 billion of cash flow, which after funding €2.91 billion of net capex (unchanged y-o-y) left a free cash flow ante working capital of €1.82 billion.

•	Portfolio: net investment of about €0.87 billion, including net borrowings of acquired entities, fully deployed to accelerate growth in the renewables business.

•	Significant reduction in net borrowings ante IFRS 16: €10 billion, down by €1.5 billion vs. December 31, 2020. Leverage lowered to 0.25 (vs 0.31 as of December 31, 2020). In May 2021, Eni Published the first Sustainable Linked Framework in the industry and in June 2021 the first sustainable linked bond of €1 billion was placed and was oversubscribed six times compared to the initial offer.

Outlook 2021

•	FY 2021 cash flow from operations before changes in working capital at replacement cost expected to be above €10 billion at a Brent scenario of 65 $/bbl and assuming a SERM benchmark refining margin slightly in negative territory.

•	Reaffirming the guidance for hydrocarbon production at about 1.7 million boe/d for the FY 2021. In the third quarter hydrocarbon production is expected at 1.68 million boe/d.

•	Fast growing renewable installed and under construction capacity: expected to be 2 GW at year end, a strong increase from the previous outlook of about 1 GW. Leveraging recently acquired assets, installed capacity is expected to increase from a previous target of 0.7 GW to 1.2 GW at year end 2021.

All the other targets are reaffirmed as previously guided:

-	2021 organic capex expected at approximately €6 billion, of which approximately €4.5 billion in the E&P segment;
-	about 500 million boe of new explorative resources to be discovered in 2021;
-	GGP: adjusted EBIT expected to reach breakeven despite a worsening trading environment. Expected about €200 million of free cash flow from this segment in 2021;
-	Eni gas e luce & Renewables adjusted EBIT projected at €350 million, cash flow from operations expected at approximately €400 million;
-	Downstream: pro-forma adjusted EBIT at about €400 million. The greater portion of this result is related to the Chemical segment, offsetting R&M result affected by slightly negative SERM refining margins;
-	Organic leverage expected lower than 0.3 at year end, at a Brent price of 65 $/bbl and a slightly negative SERM refining margin.

Business overview

Exploration & Production

•	Hydrocarbon production in the second quarter: 1.6 million boe/day, down by approximately 5% net of price effects compared to the same period of 2020 (1.65 million in the first half; down by 6%).

This change was due to greater maintenance activity (in Norway, Italy and the UK), which in the second quarter 2020 was postponed, and due to lower activity in Nigeria and mature fields decline.

Robust growth in Egypt driven by the performance of the Zohr gas field and in Indonesia with the Merakes start-up.

In the first half 2021, start-ups and ramp-ups added 50 kboe/d mainly due to Merakes in Indonesia that achieved the first gas in April, Berkine in Algeria, Agogo in Angola, and the Mahani gas project in the Sharjah Emirate (UAE).

•	In the first half discovered 320 mmboe of explorative resources, more than 60% of the yearly target, with short time-to-market, leveraging the strategy focused on acreage close to existing infrastructures (“infrastructure-led-exploration”).

Main discoveries of the second quarter:

-	made an oil and gas discovery in the PL027 production licence operated by Vår Energi in the Southern part of the Norwegian North Sea through a "dual branch" exploration well in the Prince and King prospects, near the Balder field and the Righorne platform;
-	made an oil discovery at Garantiana West, extension of Garantiana, in the license PL554 in the North Sea (participated by Vår Energi) close to the Snorre field;
-	drilled and successfully tested the delineation well of the Maha-2 discovery, in the West Ganal Block offshore the Kalimantan, in Indonesia, close to the Jangkrik floating production unit (FPU);
-	made an oil discovery in the Eban exploratory prospect, in CTP 4 Block, offshore Ghana, close to the production hub of Sankofa where the floating production and storage unit (FPSO) that operates the OCTP field is located.
•	In the first half, renewed the exploration portfolio with the addition of approximately 13,000 square kilometers of new leases in the UAE, Vietnam, the UK and Norway.

•	Egypt: signed an agreement with the Egyptian General Petroleum Corporation (EGPC) and Lukoil for the extension to 2036, with an option until 2041, of the concessions of Meleiha and Meleiha Deep contractual areas, in the Western Desert.

•	Portfolio rationalization:

-	Angola: signed a memorandum of understanding with bp to evaluate the combination of the respective upstream portfolios in the country, establishing a jointly-controlled venture based on the Vår Energi business model.

•	Decarbonization initiatives:

-	As part of the Hynet North West project for the construction of a CO2 capture/storage hub in the UK, signed a framework agreement with the partner Progressive Energy Limited to accelerate the project, where Eni will develop and manage the transport and storage of CO2 at the semi-depleted oilfields in the Liverpool Bay.

-	Eni signed a memorandum of understanding with Uniper in the United Kingdom to evaluate decarbonisation initiatives in Wales with the possibility of developing depleted Eni oilfields in the Liverpool Bay into CO2 storage hubs.

-	As part of the Net Zero Emissions strategy of the E&P segment by 2030 (relating scope 1/2 emissions), Vårgronn, a subsidiary of Vår Energi, has signed a collaboration agreement with Equinor for the possible development of offshore wind installations in the North Utsira area.

-	In line with the strategy of energy transition in Egypt, Eni signed an agreement with the state energy and gas companies to assess the economic feasibility of green and blue hydrogen production, in synergy with the storage of CO2 in depleted natural gas fields.

-	Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream) at 20.2 tonnes CO₂ eq./kboe, reporting a better trend compared to the same period of 2020 which was mainly due to the recovery in operations.

Refining & Marketing and Chemicals

•	In the second quarter of 2021, the volumes of palm oil supplied to the production of bio-diesel was reduced by over 10 percentage points, leveraging on the start-up of a new Biomass Treatment Unit (BTU) at the Gela bio-refinery enabling the use of up to 100% of biomass not in competition with the food chain for the production of biofuels.

•	The construction of a new unit for the enhancement of the feedstock pre-treatment facilities at the Venice bio-refinery is currently under evaluation, aiming at increasing the plant flexibility to achieve zero use of palm oil to manufacture biofuels by 2023.

•	The acquisition of FRI-EL Biogas Holding, the Italian leader in the biogas producing sector has now been completed, in order to transform biogas into biomethane to be supplied to the Eni’s retail service stations.

•	Versalis signed an agreement with Saipem to internationally promote PROESA®, Versalis’ proprietary technology used to produce sustainable bioethanol and chemicals from lignocellulosic biomass.

Eni gas e luce, Power & Renewables

•	Growth of the retail business portfolio to 9.95 million of PoD, up by 250,000 PoD compared to December 31, 2020 (up by about 3%) leveraging the organic development in France and Greece and the 100% acquisition of Aldro Energía, engaged in the retail market in Spain.

•	As of June 30, 2021, the installed capacity from renewables was 331 MW, up by 8% compared to December 31, 2020. 2 GW of installed or under construction capacity is expected at year end, a strong increase over the previous target of about 1 GW. Leveraging the last acquisitions, the installed capacity is expected at 1.2 GW at year-end, up from 0.7 GW.

•	Signed an agreement in Italy with Glennmont Partners and PGGM Infrastructure Fund to acquire 100% of a portfolio of thirteen onshore wind facilities already in operation, with a total capacity of 315 MW.

•	Reached the mechanical completion of the wind project in Puglia, Italy, with a capacity of 35.2 MW and the photovoltaic plant at Westmoreland in the USA, with a capacity of 30 MW (14.7 MW net to Eni).

•	Signed an agreement with A2A for a 20-year supply of cogenerated heat from the EniPower production plant in Bolgiano, to feed the Milan district heating network with approximately 54 GWh/year of low-emitting thermal energy.

•	Established an equal partnership with Red Rock Power, a leading Scottish company in the development of offshore wind projects, with the aim of presenting a competitive offer to Scotwind, the tender for wind power in Scotland and for further future projects. The two companies will also benefit from the support of Transmission Investment, a company engaged in the field of electricity transmission in the UK.

•	In July 2021, signed an agreement for the acquisition from Azora Capital of a portfolio of nine renewable energy projects in Spain, for a total capacity of 1.2 GW. The operation includes the acquisition of three wind plants in development, one wind plant under construction, in the centre-north area of Spain, for a total of 230 MW, as well as, five large photovoltaic projects in an advanced stage of development for approximately 1 GW.

•	In July 2021, acquired the Dhamma Energy Group, which owns photovoltaic projects under development in France and Spain. The portfolio includes a pipeline of projects distributed in the two countries, at different levels of maturity (approximately 3 GW), as well as plants, already in operation or at an advanced stage of construction, in France for about 120 MW.

Sustainable Finance

•	Issued the Sustainability-Linked Financing Framework, the first of its kind globally in the oil&gas sector, setting sustainable KPIs as credit ratings for the Group. Highlighted four KPIs: renewable energy installed capacity, Net Carbon Footprint Upstream (Scope 1 and 2), Net GHG Lifecycle Emissions (Scope 1, 2 and 3) and Net Carbon Intensity (Scope 1, 2 and 3) and the related medium-long term targets.

•	Launched a seven-year sustainability-linked bond, in line with this framework, subject to the achievement of two targets: Net Carbon Footprint Upstream (Scope 1 and 2) equal or lower than 7.4 MtonCO2eq as of December 31, 2024 (down by 50% compared to the 2018 baseline) and renewable energy installed capacity equal or higher than 5 GW as of December 31, 2025.

Business segments operating results

Exploration & Production

Production and prices

IQ			IIQ			IH
2021			2021	2020	% Ch.	2021	2020	% Ch.
	Production
814	Liquids	kbbl/d	779	853	(9)	797	873	(9)
4,726	Natural gas	mmcf/d	4,339	4,653	(7)	4,531	4,711	(4)
1,704	Hydrocarbons	kboe/d	1,597	1,729	(8)	1,650	1,760	(6)
	Average realizations
57.23	Liquids	$/bbl	63.76	24.24	163	60.56	33.49	81
4.55	Natural gas	$/kcf	4.95	3.40	46	4.75	3.84	24
40.80	Hydrocarbons	$/boe	45.94	21.56	113	43.36	27.50	58

•	In the second quarter of 2021, oil and natural gas production averaged 1.597 million boe/d (1.650 million boe/d in the first half, down by 6%), down by 8% compared to the second quarter of 2020. Net of negative price effects, the decrease was 5% (down by 6 % in the first half) and was driven by higher maintenance activity in Norway, Italy and the United Kingdom, which was postponed in the second quarter of 2020, lower activity in Nigeria and mature field declines. On the positive side, production was supported by the increased in Egypt driven by the performance of the Zohr field, global gas demand recovery and the restart of the Damietta liquefaction plant as well as the Merakes start-up in Indonesia.

•	Liquids production was 779 kbbl/d, down by 9% from the second quarter 2020 (797 kbbl/d in the first half, down by 9% compared to the same period of 2020) due to higher maintenance activity, price effects, a decrease in Nigeria and mature field declines, partly offset by continuing growth in Egypt.

•	Natural gas production amounted to 4,339 mmcf/d in the period, down by 7% compared to the second quarter of 2020 (4,531 mmcf/d in the first half, down by 4%). Lower production was due to higher maintenance activity, mature field declines and a decrease in Nigeria. These negatives were partly offset by a robust recovery of natural gas demand in certain areas (mainly in Egypt) and the start-up of Merakes in Indonesia.

Results

IQ		IIQ			IH
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
1,396	Operating profit (loss)	2,269	(2,393)	..	3,665	(1,678)	..
(18)	Exclusion of special items	(428)	1,586		(446)	1,908
1,378	Adjusted operating profit (loss)	1,841	(807)	..	3,219	230	..
(96)	Net finance (expense) income	(97)	(54)		(193)	(169)
90	Net income (expense) from investments	129	102		219	43
62	of which: - Vår Energi	81	45		143	8
(642)	Income taxes	(831)	(26)		(1,473)	(677)
730	Adjusted net profit (loss)	1,042	(785)	..	1,772	(573)	..
	Results also include:
41	Exploration expenses:	91	261	(65)	132	436	(70)
39	- prospecting, geological and geophysical expenses	63	45		102	100
2	- write-off of unsuccessful wells	28	216		30	336
856	Capital expenditure	950	760	25	1,806	2,018	(11)

•	In the second quarter of 2021, the recovery in the profitability of the Exploration & Production has strengthened, as signaled by a 34% increase in the adjusted operating profit from the first quarter of 2021. The increase was driven by the progressive rebalancing of the global oil market, despite a seasonal slowdown in production due to maintenance activity. When compared with the year-ago quarter, the Exploration & Production result was driven by a significant rebound from the bottom of the demand and economic crisis and reported an increase of €2.6 billion (from a loss of €807 million to a profit of €1,841 million) supported by the full recovery of the oil scenario with the reference Brent price increasing by 130% (average second quarter 2021 vs. second quarter 2020). Against this backdrop, Eni’s realized prices of liquids increased by more than 160%, whereas natural gas realized prices increased by 46%. The positive trend in the pricing environment was softened by lower production volumes due to the seasonal maintenance activities. The result was helped by expense optimizations and lower write-offs of exploration expenditures relating unsuccessful wells and benefitted from retroactive contractual revisions. In the first half of 2021, the adjusted operating profit was €3,219 million, an increase of about €3 billion compared to the same period of 2020.
•	The segment reported an adjusted net profit of €1,042 million in the second quarter of 2021 (€1.8 billion in the first half) compared to a loss of €785 million in the same period of the previous year (up by €1.83 billion; up by 2.4 billion in the first half) due to a recovery in operating profit and better results of the Vår Energi JV (up by €36 million and €135 million in the second quarter and the first half, respectively). The adjusted net profit benefitted from an improved scenario that drove a reduction in the tax rate due to a more favorable geographic mix of profits (in terms of reducing share of taxable income in Countries with a higher tax rate), as well as to the circumstance that the 2020 reporting period was affected by a number of drivers leading to tax dis-optimizations.

For the disclosure on business segment special charges, see page 13.

Global Gas & LNG Portfolio

Sales

IQ			IIQ			IH
2021			2021	2020	% Ch.	2021	2020	% Ch.
198	Spot Gas price at Italian PSV	€/kcm	264	74	256	231	97	138
195	TTF		262	56	365	229	80	187
3	Spread PSV vs. TTF		1	18	(94)	2	17	(90)
	Natural gas sales	bcm
8.66	Italy		9.07	9.13	(1)	17.73	18.10	(2)
7.59	Rest of Europe		6.31	3.80	66	13.90	10.47	33
0.80	of which: Importers in Italy		0.65	0.98	(34)	1.45	1.94	(25)
6.79	European markets		5.66	2.82	101	12.45	8.53	46
1.23	Rest of World		1.57	0.92	71	2.80	1.87	50
17.48	Worldwide gas sales ⁽*⁾		16.95	13.85	22	34.43	30.44	13
2.20	of which: LNG sales		3.00	2.00	50	5.20	4.50	16

(*) Data include intercompany sales.

•	In the second quarter of 2021, natural gas sales of 16.95 bcm increased by 22% compared to the same period of 2020, mainly due to the higher gas volumes marketed outside Italy (Turkey and France) driven by the reopening of the economies and by higher volumes of LNG sold mainly by Damietta. In the first half of 2021, natural gas sales were 34.43 bcm, up by 13%, due to the same drivers disclosed in the quarterly review.

Results

IQ		IIQ			IH
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
71	Operating profit (loss)	(311)	62	..	(240)	163	..
(101)	Exclusion of special items	335	68		234	200
(30)	Adjusted operating profit (loss)	24	130	(82)	(6)	363	..
(3)	Net finance (expense) income	(1)			(4)
(3)	Net income (expense) from investments	1	(4)		(2)	(13)
6	Income taxes	(17)	(71)		(11)	(123)
(30)	Adjusted net profit (loss)	7	55	(87)	(23)	227	..
	Capital expenditure	15	2	..	15	7	..

•	In the second quarter of 2021, the Global Gas & LNG Portfolio segment reported an adjusted operating loss of €24 million (a loss of €6 million in the first half), down from the performance recorded in the year-ago quarter which benefitted from one-off positive effects from portfolio optimizations. Furthermore, the quarter-on-quarter comparison was negatively affected by narrowing spreads between the PSV vs. the TTF spot gas prices, partly offset by the economic benefits from gas contracts renegotiations.

For the disclosure on business segment special charges, see page 13.

Refining & Marketing and Chemicals

Production and sales

IQ			IIQ			IH
2021			2021	2020	% Ch.	2021	2020	% Ch.
(0.6)	Standard Eni Refining Margin (SERM)	$/bbl	(0.4)	2.3	(116)	(0.5)	2.9	(117)
3.85	Throughputs in Italy	mmtonnes	4.00	3.15	27	7.85	7.21	9
2.55	Throughputs in the rest of World		2.75	2.19	26	5.30	4.16	27
6.40	Total throughputs		6.75	5.34	26	13.15	11.37	16
71	Average refineries utilization rate	%	75	60		73	67
163	Bio throughputs	ktonnes	145	188	(23)	308	376	(18)
65	Average bio refineries utilization rate	%	57	66		61	67
	Marketing
1.47	Retail sales in Europe	mmtonnes	1.79	1.32	36	3.26	2.96	10
1.04	Retail sales in Italy		1.27	0.89	43	2.31	2.01	15
0.43	Retail sales in the rest of Europe		0.52	0.43	21	0.95	0.95
22.9	Retail market share in Italy	%	22.6	24.0		22.6	23.6
1.72	Wholesale sales in Europe	mmtonnes	2.00	1.75	14	3.72	3.83	(3)
1.29	Wholesale sales in Italy		1.46	1.16	26	2.75	2.67	3
0.43	Wholesale sales in the rest of Europe		0.54	0.59	(8)	0.97	1.16	(16)
	Chemicals
1.18	Sales of petrochemical products	mmtonnes	1.14	1.03	12	2.32	1.91	21
72	Average plant utilization rate	%	65	60		69	59

•	In the second quarter of 2021, the Eni Standard Refining Margin fell to minus 0.4 $/barrel (in line with the average of the first half) compared to 2.3 $/barrel in the comparative period. This trend reflects the continuing pandemic effects, which on one side with the only gradual easing of OPEC+ supported the cost of the oil feedstock, while on the other side it negatively affected demands for products, particularly the middle distillates. On the positive side, the discount between sour crudes like the Ural vs. light-sweet crudes widened, which helped margins (the spread was minus 1.7 $/bbl vs a positive 0.2 $/bbl in the year-ago quarter).

•	In the second quarter of 2021, throughputs on own account at Eni’s refineries in Italy were 4 mmtonnes, 27% higher than the second quarter 2020 (up by 9% vs. the first half of 2020) in response to a lower impact of the COVID-19 pandemic compared to the second quarter 2020 which was negatively affected by the full lockdown of the economy, partly offset by a depressed refining scenario. Throughputs elsewhere increased mainly at the ADNOC plants, where, in the year-ago quarter, the performance was negatively affected by a prolonged plant standstill.
•	In the second quarter of 2021, bio throughputs were 145 ktonnes, down by 23% compared to the same period of 2020, due to a prolonged standstill of the Venice plant. In the first half of 2021, bio throughputs were 308 ktonnes, down by 18% from the same period of the previous year against the backdrop of a depressed trading environment, which nonetheless saw an improvement in June.
•	In the second quarter of 2021, retail sales in Italy were 1.27 mmtonnes, up by 43% y-o-y due to the restart of economic activities, being the same quarter of 2020 impacted by the lockdown measures. (2.31 mmtonnes in the first half; up by 15%). The market share in the second quarter 2021 was 22.6% (24% in the second quarter 2020).
•	In the second quarter of 2021, wholesale sales in Italy were 1.46 mmtonnes, up by 26% compared to the same period of 2020 (2.75 mmtonnes in the first half; up by 3%), driven by higher sales in all the business segments. Sales volumes in the jet fuel segment have rebounded from June.
•	In the second quarter of 2021, retail sales in the rest of Europe of 0.52 mmtonnes increased by 21% compared to the second quarter of 2020 due to lower restrictions on travels compared to a year ago. In the first half of 2021, retail sales were 0.95 mmtonnes, unchanged vs. the comparative period.
•	In the second quarter of 2021, wholesale sales in the rest of Europe were 0.54 mmtonnes, down by 8% vs. the same period of 2020, due to lower volumes supplied in Switzerland and Austria, partly offset by higher volumes in Germany (in the first half 2021 wholesale sales were 0.97 mmtonnes, down by 16%).
•	Sales of petrochemical products were 1.14 mmtonnes in the second quarter, increasing by 12% compared to the same period of 2020, mainly in the elastomers (up by 47%) and the intermediates (up by 17%). The increase was mainly driven by a macroeconomic recovery and a rebound in product demand at key segments, like the automotive sector, as well greater production availability.
•	Petrochemical product margins improved significantly in the downstream lines driven by a macroeconomic recovery, which mitigated the competitive pressure, and contingent factors due to temporary supply shortages. Sharp increases were recorded in the polyethylene segment driven by a recovery in products demand, partial shortage in product availability, as well as market dislocations. Styrenics/elastomers also reported improved margins due to higher demand. Cracker margins declined in both the reporting periods due to higher oil-based feedstock costs.

Results

IQ		IIQ			IH
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
309	Operating profit (loss)	(424)	(392)	(8)	(115)	(2,302)	..
(482)	Exclusion of inventory holding (gains) losses	(350)	(321)		(832)	1,370
53	Exclusion of special items	964	786		1,017	1,021
(120)	Adjusted operating profit (loss)	190	73	160	70	89	(21)
(159)	- Refining & Marketing	(12)	139	..	(171)	220	..
39	- Chemicals	202	(66)	..	241	(131)	..
(12)	Net finance (expense) income	2	1		(10)	(7)
(31)	Net income (expense) from investments	(2)	(19)		(33)	(29)
(35)	of which: ADNOC R&GT	(14)	(14)		(49)	(32)
32	Income taxes	(35)	25		(3)	(37)
(131)	Adjusted net profit (loss)	155	80	94	24	16	50
127	Capital expenditure	208	142	46	335	377	(11)

•	In the second quarter of 2021, the Refining & Marketing business reported an adjusted operating loss of €12 million, down from the second quarter 2020 (a loss of €171 million in the first half of 2021) due to a depressed refining scenario due to the long-lasting effects of COVID-19 as demonstrated by a slow recovery in air travel and other market dislocations, as well as higher expenses for the purchase of emission allowances. The optimization of the industrial setup allowed for a partial recovery of the loss driven by the scenario. The marketing business benefitted from the reopening of the economy leading to a rebound in sales volumes, partly offset by lower margins.

•	In the second quarter of 2021, the Chemical business, managed by Versalis, reported an adjusted operating profit of €202 million, significantly better than the second quarter of 2020 when an adjusted operating loss of €66 million was incurred. In the first half of 2021, adjusted operating result was a profit of €241 million, compared with a loss of €131 million reported in the first half of 2020. The performance was driven by a broad-based recovery in the demands for commodities in key end-markets like the automotive, the packaging and the consumer staples sectors, which sustained volumes and margins. The green chemicals business also performed well. Furthermore, the segment was able to capture additional sales volumes (volumes increased by 12% in the second quarter) thanks to higher plant availability, leveraging on the rebound in demand and the lower imports from producing countries (the USA and the Middle East).

For the disclosure on business segment special charges, see page 13.

Eni gas e luce, Power & Renewables

Production and sales

IQ			IIQ			IH
2021			2021	2020	% Ch.	2021	2020	% Ch.
	EGL & Renewables
3.52	Retail gas sales	bcm	1.08	0.88	23	4.60	4.51	2
3.65	Retail power sales to end customers	TWh	3.87	2.74	41	7.52	6.02	25
9.56	Retail customers (POD)	mln pod	9.82	9.56	3	9.82	9.56	3
117	Energy production from renewable sources	GWh	141	100	41	258	144	79
307	Installed capacity from renewables at period end	MW	331	251	32	331	251	32
77	of which: - photovoltaic	%	71	78		71	78
20	- wind		26	19		26	19
3	- installed storage capacity		3	3		3	3
	Power
6.42	Power sales in the open market	TWh	6.55	5.60	17	12.97	12.10	7
5.12	Thermoelectric production		5.08	4.88	4	10.20	10.34	(1)

•	Retail gas sales amounted to 1.08 bcm in the second quarter of 2021, up by 23% compared to the same period of 2020 as a result of the lower impact of COVID-19 in all the business segments, the positive effect of weather conditions, as well as the contribution from the acquisition of Aldro Energía. In the first half 2021, retail gas sales were 4.60 bcm, increasing by 2% due to the same drivers disclosed in the quarterly performance.
•	Retail power sales to end customers were 3.87 TWh in the second quarter of 2021, increasing by 41%, benefitting from the aforementioned acquisition of Aldro Energía, the lower impact of COVID-19 restrictions, as well as the growth of activities in Italy and abroad.
•	Energy production from renewable sources amounted to 141 GWh in the second quarter of 2021, an increase of 41% from the same period of 2020 (258 GWh in the first half of 2021; up by 79%) due to the entry into production of new plants in Italy and abroad, as well as the contribution of the U.S. assets acquired in the fourth quarter of 2020.
•	As of June 30, 2021, the installed capacity from renewables was 331 MW, up by 32% compared to June 30, 2020.
•	Power sales in the open market were 6.55 TWh in the second quarter of 2021, increasing by 17% from the comparative period, due to lower COVID-19 restrictions (12.97 TWh in the first half 2021, up by 7% compared to the same period of 2020).

Results
IQ		IIQ			IH
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
230	Operating profit (loss)	598	113	..	828	213	..
(28)	Exclusion of special items	(490)	(28)		(518)	63
202	Adjusted operating profit (loss)	108	85	27	310	276	12
176	- Eni gas e luce & Renewables	71	23	209	247	173	43
26	- Power	37	62	(40)	63	103	(39)
	Net finance (expense) income	(1)	(1)		(1)	(1)
6	Net income (expense) from investments	(3)	(1)		3	7
(55)	Income taxes	(34)	(27)		(89)	(87)
153	Adjusted net profit (loss)	70	56	25	223	195	14
84	Capital expenditure	76	70	9	160	141	13

•	In the second quarter of 2021, the retail gas and power and renewables business reported an adjusted operating profit of €71 million, more than a three-fold increase from the second quarter of 2020 (€247 million in the first half 2021, up by 43%). The performance was supported by gains in the extra-commodity business, also leveraging the integration of the distributed photovoltaic business (Evolvere), marketing initiatives in Italy, a growth in the customer base following organic growth and the acquisition of Aldro Energia in Spain, and lower than expected credit losses, following an improving economic cycle.
•	The power generation business from gas-fired plants reported an adjusted operating profit of €37 million, lower than the second quarter of 2020 (€63 million in the first half, down by 39%) and was driven by an unfavorable trading environment and lower one-off effects.

For the disclosure on business segment special charges, see page 13.

Group results

IQ		IIQ			IH
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
14,494	Sales from operations	16,294	8,157	100	30,788	22,030	40
1,862	Operating profit (loss)	1,995	(2,680)	..	3,857	(3,775)	..
(464)	Exclusion of inventory holding (gains) losses	(351)	(183)		(815)	1,394
(77)	Exclusion of special items ⁽ᵃ⁾	401	2,429		324	3,254
1,321	Adjusted operating profit (loss)	2,045	(434)	..	3,366	873	286
	Breakdown by segment:
1,378	Exploration & Production	1,841	(807)	..	3,219	230	..
(30)	GGP	24	130	(82)	(6)	363	..
(120)	Refining & Marketing and Chemicals	190	73	160	70	89	(21)
202	EGL, Power & Renewables	108	85	27	310	276	12
(146)	Corporate and other activities	(111)	(135)	18	(257)	(339)	24
37	Impact of unrealized intragroup profit elimination and other consolidation adjustments	(7)	220		30	254

856	Net profit (loss) attributable to Eni's shareholders	247	(4,406)		1,103	(7,335)
(329)	Exclusion of inventory holding (gains) losses	(252)	(127)		(581)	991
(257)	Exclusion of special items ⁽ᵃ⁾	934	3,819		677	5,689
270	Adjusted net profit (loss) attributable to Eni's shareholders	929	(714)		1,199	(655)

(a) For further information see table "Breakdown of special items".

Adjusted results

•	In the second quarter of 2021, the Group reported an adjusted operating profit of €2,045 million, compared to the loss of €434 million reported in same period of 2020 due to a strengthening hydrocarbons environment driven by a recovery in crude oil prices (Brent price up by more than 130% in USD) as well as in natural gas prices. This positive trend was partly offset by lower production volumes due to higher maintenance activity. The Chemical business reported an outstanding performance (a profit increase of €268 million in the second quarter of 2021) driven by a strong macro backdrop and higher plants availability. Eni gas e luce & Renewables (up by €48 million) also performed very well due to an increased customer base and growing extra-commodity revenues. The R&M and GGP segments reported weak results reflecting a difficult market environment and tough comparison with the excellent results earned the year-ago periods. All in all, the increasing performance reported by the Group up by €2.5 billion was due for €2.4 billion to a strong commodity scenario.

In the first half of 2021, the Group’s adjusted operating profit of €3.37 billion was €2.5 billion higher than the first half 2020.

•	Adjusted net result was back at pre-COVID levels with €929 million in the second quarter, a noticeable improvement compared to the second quarter 2020 loss of €714 million (up by €1.6 billion) due to an improved operating profit, while results at equity-accounted JVs and associates included the positive performance of the JV Vår Energi offset by a loss incurred at the Saipem JV. In the first half 2021 adjusted net profit was €1,199 million, compared to a loss of €655 million in the first half of 2020; this improvement was helped also by a better consolidated tax rate.
•	Review of the Group’s tax rate: in the first half 2021 the consolidated tax rate was 58% in line with Group historical averages. The main driver of this trend was the normalization of the E&P tax rate, which was driven by a better geographical mix of profits on the back of the strengthened scenario, which lowered the relative weight of jurisdictions characterized by higher tax rates, like Libya, Egypt, Algeria and UAE, as well as the fact that the 2020 reporting period was affected by a number of tax dis-optimizations resulting in a particularly high tax rate. Furthermore, an improved profitability outlook of Italian green activities, mainly EGL&Renewables, allowed for the recognition of deferred tax assets against the fiscal losses incurred in the reporting period.

Special items

The breakdown of special items recorded in operating profit by segment (a net loss of €324 million in the first half) is as follows:

•	E&P: reported net gains of €446 million related to the reversals of previously recognized impairment losses for €376 million, which related to gas fields in Italy and fields in Turkmenistan, Libya, Algeria, Nigeria, Timor Leste and the USA driven by an improved hydrocarbons pricing environment. A gain from the disposal of a non-strategic asset in Nigeria was recorded (€75 million). The main losses are attributable to the write-off of exploration projects due the complexity in the geopolitical and environmental context;
•	GGP: net charges of €234 million included the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges or to be elected under the own use exemption (€215 million); a gain due to the difference between the gas inventories value accounted for under the weighted-average cost method provided by IFRS and management’s own measure of inventories which moves forward at the time of inventory drawdown the margins captured on volumes in inventories above their normal levels leveraging the seasonal spread in gas prices net of the effects of the associated commodity derivatives (€66 million); and the reclassification to adjusted operating profit of the positive balance of €56 million related to derivative financial instruments used to manage margin exposure to foreign currency exchange rate movements and exchange translation differences of commercial payables and receivables;
•	R&M and Chemicals: net charges of €1,017 million relating to impairment losses takes at the residual net book values of refining assets in Italy and of a Joint Operation in Europe (for an overall amount of €900 million) due to the projections of lower expected future cash flows driven by a deteriorated margin environment and the forecast of higher expenses for emission allowances. Other charges include the write down (€70 million) of capital expenditures made for compliance and stay-in-business at certain Cash Generating Units with expected negative cash flows. Other special items related to environmental charges (€65 million), as well as the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges (charge of €32 million);
•	EGL, Power & Renewables: net gains of €518 million including the accounting effect of certain fair-valued commodity derivatives lacking the formal criteria to be classified as hedges.

Special items recorded at equity-accounted investments mainly referred to impairment losses recorded at certain Cash Generating Units at the JV Vår Energi, mainly driven by a delay in the start-up of certain projects and cost overruns.

Net borrowings and cash flow from operations

IQ		IIQ			IH
2021	(€ million)	2021	2020	Change	2021	2020	Change
860	Net profit (loss)	252	(4,405)	4,657	1,112	(7,332)	8,444
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,463	- depreciation, depletion and amortization and other non monetary items	2,810	4,970	(2,160)	4,273	8,305	(4,032)
(82)	- net gains on disposal of assets	(6)	(1)	(5)	(88)	(4)	(84)
1,047	- dividends, interests and taxes	1,088	1,245	(157)	2,135	1,966	169
(1,191)	Changes in working capital related to operations	(606)	3	(609)	(1,797)	688	(2,485)
150	Dividends received by equity investments	204	172	32	354	328	26
(663)	Taxes paid	(839)	(334)	(505)	(1,502)	(1,072)	(430)
(208)	Interests (paid) received	(186)	(247)	61	(394)	(501)	107
1,376	Net cash provided by operating activities	2,717	1,403	1,314	4,093	2,378	1,715
(1,139)	Capital expenditure	(1,250)	(978)	(272)	(2,389)	(2,568)	179
(520)	Investments	(351)	(42)	(309)	(871)	(264)	(607)
169	Disposal of consolidated subsidiaries, businesses, tangible and intangible assets and investments	68	13	55	237	21	216
5	Other cash flow related to investing activities	70	(300)	370	75	(393)	468
(109)	Free cash flow	1,254	96	1,158	1,145	(826)	1,971
(551)	Net cash inflow (outflow) related to financial activities	(634)	1,198	(1,832)	(1,185)	463	(1,648)
(96)	Changes in short and long-term financial debt	(265)	3,359	(3,624)	(361)	2,907	(3,268)
(219)	Repayment of lease liabilities	(226)	(213)	(13)	(445)	(462)	17
	Dividends paid and changes in non-controlling interests and reserves	(844)	(1,537)	693	(844)	(1,537)	693
(10)	Net issue (repayment) of perpetual hybrid bond	1,985		1,985	1,975		1,975
36	Effect of changes in consolidation and exchange differences of cash and cash equivalent	(14)	(17)	3	22	(12)	34
(949)	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENT	1,256	2,886	(1,630)	307	533	(226)
1,960	Adjusted net cash before changes in working capital at replacement cost	2,797	1,148	1,649	4,757	3,370	1,387
IQ		IIQ			IH
2021	(€ million)	2021	2020	Change	2021	2020	Change
(109)	Free cash flow	1,254	96	1,158	1,145	(826)	1,971
(219)	Repayment of lease liabilities	(226)	(213)	(13)	(445)	(462)	17
(170)	Net borrowings of acquired companies	(71)	(1)	(70)	(241)	(67)	(174)
(163)	Exchange differences on net borrowings and other changes	101	246	(145)	(62)	40	(102)
	Dividends paid and changes in non-controlling interest and reserves	(844)	(1,537)	693	(844)	(1,537)	693
(10)	Net issue (repayment) of perpetual hybrid bond	1,985		1,985	1,975		1,975
(671)	CHANGE IN NET BORROWINGS BEFORE LEASE LIABILITIES	2,199	(1,409)	3,608	1,528	(2,852)	4,380
219	Repayment of lease liabilities	226	213	13	445	462	(17)
(469)	Inception of new leases and other changes	(241)	(94)	(147)	(710)	(456)	(254)
(250)	Change in lease liabilities	(15)	119	(134)	(265)	6	(271)
(921)	CHANGE IN NET BORROWINGS AFTER LEASE LIABILITIES	2,184	(1,290)	3,474	1,263	(2,846)	4,109

Net cash provided by operating activities for the first half 2021 was €4,093 million, an increase of 72% compared to the first half of 2020 driven by a better scenario in the upstream segment. The cash flow benefitted from a higher amount of trade receivables due in subsequent reporting periods divested to financing institutions compared to the fourth quarter 2020 (+€0.2 billion).

Cash flow from operations before changes in working capital at replacement cost was €4,757 million. This non-GAAP measure includes net cash provided by operating activities before changes in working capital excluding inventory holding gains or losses and provisions for extraordinary credit losses and other charges, as well as the fair value of commodity derivatives lacking the formal criteria to be designated as hedges and the fair value of forward gas sale contracts with physical delivery which were not accounted in accordance with the own use exemption.

A reconciliation of cash flow from operations before changes in working capital at replacement cost to net cash provided by operating activities for the first half of 2021 and 2020 is provided below:

	IH 2021
(€ million)	Reported	Stock profit	FV derivatives	Provisions for extraordinary credit losses and other charges	Adjusted
Cash flow before working capital	5,890	(815)	(269)	(49)	4,757
Changes in working capital	(1,797)	815	269	49	(664)
CFFO	4,093				4,093

	IH 2020
(€ million)	Reported	Stock profit	FV derivatives	Provisions for extraordinary credit losses and other charges	Adjusted
Cash flow before working capital	1,690	1,394	112	174	3,370
Changes in working capital	688	(1,394)	(112)	(174)	(992)
CFFO	2,378				2,378

Cash outflows for capital expenditure, investments and business combinations were €3.3 billion, including the acquisition of a 20% interest in the Dogger Bank A/B offshore wind project in the North Sea, the 100% interest in Aldro Energía in the retail gas business and the 100% interest in Fri-El Biogas Holding engaged in the bio-gas business in Italy. Net of the above-mentioned non-organic items and of utilization of trade advances cashed by Egyptian partners in previous reporting periods in relation to the financing of the Zohr project (€0.57 billion), net capital expenditures amounted to €2.91 billion, about 2% lower than the same period of 2020 (almost unchanged at constant exchange rates). In the first half of 2021 net capex were fully funded by the adjusted cash flow.

Net financial borrowings before IFRS16 decreased by €1.5 billion due to the issuance of hybrid bonds for €2 billion, the free cash flow provided by operating activities (€1.1 billion), partly offset by the payment of the balance dividend of €0.24 per share for a total amount of approximately €840 million, the payment of lease liabilities for €445 million and the consolidation of debt of acquired subsidiaries (€241 million).

Summarized Group Balance Sheet

(€ million)	Jun. 30, 2021	Dec. 31, 2020	Change

Fixed assets
Property, plant and equipment	53,802	53,943	(141)
Right of use	4,806	4,643	163
Intangible assets	3,398	2,936	462
Inventories - Compulsory stock	1,318	995	323
Equity-accounted investments and other investments	7,372	7,706	(334)
Receivables and securities held for operating purposes	1,046	1,037	9
Net payables related to capital expenditure	(1,453)	(1,361)	(92)
	70,289	69,899	390
Net working capital
Inventories	4,593	3,893	700
Trade receivables	9,446	7,087	2,359
Trade payables	(10,098)	(8,679)	(1,419)
Net tax assets (liabilities)	(3,728)	(2,198)	(1,530)
Provisions	(12,733)	(13,438)	705
Other current assets and liabilities	(670)	(1,328)	658
	(13,190)	(14,663)	1,473
Provisions for employee post-retirements benefits	(1,226)	(1,201)	(25)
Assets held for sale including related liabilities	30	44	(14)
CAPITAL EMPLOYED, NET	55,903	54,079	1,824

Eni's shareholders equity	40,496	37,415	3,081
Non-controlling interest	84	78	6
Shareholders' equity	40,580	37,493	3,087
Net borrowings before lease liabilities ex IFRS 16	10,040	11,568	(1,528)
Lease liabilities	5,283	5,018	265
- of which Eni working interest	3,635	3,366	269
- of which Joint operators' working interest	1,648	1,652	(4)
Net borrowings after lease liabilities ex IFRS 16	15,323	16,586	(1,263)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	55,903	54,079	1,824
Leverage before lease liabilities ex IFRS 16	0.25	0.31	(0.06)
Leverage after lease liabilities ex IFRS 16	0.38	0.44	(0.06)
Gearing	0.27	0.31	(0.03)

•	As of June 30, 2020, fixed assets of €70.3 billion were almost unchanged from December 31, 2020: capital expenditures and acquisitions during the period and the positive impact of exchange rates were offset by DD&A and net impairment charges.
•	Net working capital (-€13.2 billion) increased by €1.5 billion due to a higher balance between trade receivables and trade payables (approximately up by €0.9 billion) and an increased value of oil and products inventories due to the weighted-average cost method accounting in an environment of rising prices.
•	Shareholders’ equity (€40.6 billion) increased by approximately €3.1 billion compared to December 31, 2020 due to the net profit for the period (€1.11 billion), the issuance of hybrid bonds for €2 billion and positive foreign currency translation differences (about €1 billion) reflecting the appreciation of the US dollar vs. the euro as of June 30, 2021 vs. December 31, 2020, offset by the payment of the balance dividend 2020 to Eni shareholders (€0.86 billion).
•	Net borrowings before lease liabilities[4] as of June 30, 2021 were €10 billion, down by €1.5 billion from December 31, 2020.
•	Leverage[5] – the ratio of the borrowings to total equity - was 0.25 at June 30, 2021, lowered compared to December 31, 2020 (0.31).

4 Details on net borrowings are furnished on page 26.

5 Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Non-GAAP measures” of this press release. See pages 18 and subsequent.

Other information, basis of presentation and disclaimer

This press release on Eni’s results of the second quarter and the first half of 2021 has been prepared on a voluntary basis according to article 82-ter, Regulations on issuers (CONSOB Regulation No. 11971 of May 14, 1999 and subsequent amendments and inclusions). The disclosure of results and business trends on a quarterly basis is consistent with Eni’s policy to provide the market and investors with regular information about the Company’s financial and industrial performances and business prospects considering the reporting policy followed by oil&gas peers who are communicating results on quarterly basis.

Results and cash flow are presented for the first and second quarter of 2021, the first half of 2021 and for the second quarter and first half of 2020. Information on the Company’s financial position relates to end of the periods as of June 30, 2021 and December 31, 2020.

Accounts set forth herein have been prepared in accordance with the evaluation and recognition criteria set by the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and adopted by the European Commission according to the procedure set forth in Article 6 of the European Regulation (CE) No. 1606/2002 of the European Parliament and European Council of July 19, 2002.

These criteria are unchanged from the 2020 Annual Report on Form 20-F filed with the US SEC on April 2, 2021, which investors are urged to read.

The interim consolidated financial report as at June 30, 2021 prepared in accordance with Italian listing standards, subject to a limited review by the external auditors is due to be published in the first week of August.

Other information – start of the buy-back program

Eni's Board of Directors, chaired by Lucia Calvosa, yesterday approved the start of the buy-back program for 2021, for a maximum amount of €400 million and a share count no greater than 252 million, in accordance with the targets set by the 2021-2024 strategic plan assuming a Brent reference scenario of $65/barrel and in execution of the authorization granted by the Shareholders Meeting held on May 12, 2021.

The buyback program is aimed at recognizing shareholders an additional remuneration to complement the dividend distribution. Purchases will be initiated in the last part of August 2021 and will end at the latest in April 2022. The program will be executed through an authorized agent, who will take decisions regarding purchases at its own discretion, also in relation to the timing of the transactions and in compliance with daily price and volume thresholds. In particular, the purchase price of the shares will not deviate upwardly or downwardly by more than 5% from the official price of the day prior to each individual transaction recorded for the Eni S.p.A. share in the Electronic Share Market organized and managed by Borsa Italiana S.p.A. (“MTA”). However, it cannot be higher than the higher price between the price of the last independent transaction and the price of the highest current independent purchase offer on the MTA. Purchases will be made on the MTA, in compliance with art. 144-bis, paragraph 1, lett. b) of Consob Regulation 11971/1999 and the additional conditions provided for by the resolution of the Shareholders' Meeting of May 12, 2021, as well as complying with the provisions of Regulation (EU) 596/2014 on market abuse and the Delegated Regulation (EU) 2016/1052.

As of today, Eni holds 33,045,197 treasury shares, equal to 0.92% of the share capital, purchased under previous buy-back programs. Eni’s controlled subsidiaries do not hold Eni’s shares. Details on purchases will be disseminated to the market in compliance with terms and conditions defined by the current legislation.

* * *

Non-GAAP financial measures and other alternative performance indicators disclosed throughout this press release are accompanied by explanatory notes and tables in line with guidance provided by ESMA guidelines on alternative performance measures (ESMA/2015/1415), published on October 5, 2015. For further information, see the section “Alternative performance measures (Non-GAAP measures)” of this press release.

The manager responsible for the preparation of the Company’s financial reports, Francesco Esposito, declares pursuant to rule 154-bis paragraph 2 of Legislative Decree No. 58/1998 that data and information disclosed in this press release correspond to the Company’s evidence and accounting books and records.

* * *

Disclaimer

This press release, in particular the statements under the section “Outlook”, contains certain forward-looking statements particularly those regarding capital expenditure, development and management of oil and gas resources, dividends, share repurchases, allocation of future cash flow from operations, future operating performance, gearing, targets of production and sales growth, new markets and the progress and timing of projects. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will or may occur in the future. Actual results may differ from those expressed in such statements, depending on a variety of factors, including the impact of the pandemic disease, the timing of bringing new fields on stream; management’s ability in carrying out industrial plans and in succeeding in commercial transactions; future levels of industry product supply; demand and pricing; operational issues; general economic conditions; political stability and economic growth in relevant areas of the world; changes in laws and governmental regulations; development and use of new technology; changes in public expectations and other changes in business conditions; the actions of competitors and other factors discussed elsewhere in this document. Due to the seasonality in demand for natural gas and certain refined products and the changes in a number of external factors affecting Eni’s operations, such as prices and margins of hydrocarbons and refined products, Eni’s results from operations and changes in net borrowings for the quarter of the year cannot be extrapolated on an annual basis.

* * *

Company Contacts

Press Office: Tel. +39.0252031875 - +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

website: www.eni.com

* * *

Eni

Società per Azioni, Rome, Piazzale Enrico Mattei, 1

Share capital: €4,005,358,876 fully paid.

Tax identification number 00484960588

Tel.: +39 0659821 - Fax: +39 0659822141

This press release for the second quarter and the first half of 2021 (unaudited) is also available on Eni’s website eni.com.

Alternative performance indicators (Non-GAAP measures)

Management evaluates underlying business performance on the basis of Non-GAAP financial measures, which are not provided by IFRS (“Alternative performance measures”), such as adjusted operating profit, adjusted net profit, which are arrived at by excluding from reported results certain gains and losses, defined special items, which include, among others, asset impairments, including impairments of deferred tax assets, gains on disposals, risk provisions, restructuring charges, the accounting effect of fair-valued derivatives used to hedge exposure to the commodity, exchange rate and interest rate risks, which lack the formal criteria to be accounted as hedges, and analogously evaluation effects of assets and liabilities utilized in a relation of natural hedge of the above mentioned market risks. Furthermore, in determining the business segments’ adjusted results, finance charges on finance debt and interest income are excluded (see below). In determining adjusted results, inventory holding gains or losses are excluded from base business performance, which is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS, except in those business segments where inventories are utilized as a lever to optimize margins.

Finally, the same special charges/gains are excluded from the Eni’s share of results at JVs and other equity accounted entities, including any profit/loss on inventory holding.

Management is disclosing Non-GAAP measures of performance to facilitate a comparison of base business performance across periods, and to allow financial analysts to evaluate Eni’s trading performance on the basis of their forecasting models.

Non-GAAP financial measures should be read together with information determined by applying IFRS and do not stand in for them. Other companies may adopt different methodologies to determine Non-GAAP measures.

Follows the description of the main alternative performance measures adopted by Eni. The measures reported below refer to the performance of the reporting periods disclosed in this press release:

Adjusted operating and net profit

Adjusted operating profit and adjusted net profit are determined by excluding inventory holding gains or losses, special items and, in determining the business segments’ adjusted results, finance charges on finance debt and interest income. The adjusted operating profit of each business segment reports gains and losses on derivative financial instruments entered into to manage exposure to movements in foreign currency exchange rates, which impact industrial margins and translation of commercial payables and receivables. Accordingly, also currency translation effects recorded through profit and loss are reported within business segments’ adjusted operating profit. The taxation effect of the items excluded from adjusted operating or net profit is determined based on the specific rate of taxes applicable to each of them.

Finance charges or income related to net borrowings excluded from the adjusted net profit of business segments are comprised of interest charges on finance debt and interest income earned on cash and cash equivalents not related to operations. Therefore, the adjusted net profit of business segments includes finance charges or income deriving from certain segment operated assets, i.e., interest income on certain receivable financing and securities related to operations and finance charge pertaining to the accretion of certain provisions recorded on a discounted basis (as in the case of the asset retirement obligations in the Exploration & Production segment).

Inventory holding gain or loss

This is the difference between the cost of sales of the volumes sold in the period based on the cost of supplies of the same period and the cost of sales of the volumes sold calculated using the weighted average cost method of inventory accounting as required by IFRS.

Special items

These include certain significant income or charges pertaining to either: (i) infrequent or unusual events and transactions, being identified as non-recurring items under such circumstances; (ii) certain events or transactions which are not considered to be representative of the ordinary course of business, as in the case of environmental provisions, restructuring charges, asset impairments or write ups and gains or losses on divestments even though they occurred in past periods or are likely to occur in future ones. Exchange rate differences and derivatives relating to industrial activities and commercial payables and receivables, particularly exchange rate derivatives to manage commodity pricing formulas which are quoted in a currency other than the functional currency are reclassified in operating profit with a corresponding adjustment to net finance charges, notwithstanding the handling of foreign currency exchange risks is made centrally by netting off naturally-occurring opposite positions and then dealing with any residual risk exposure in the derivative market. Finally, special items include the accounting effects of fair-valued commodity derivatives relating to commercial exposures, in addition to those which lack the criteria to be designed as hedges, also those which are not eligible for the own use exemption, including the ineffective portion of cash flow hedges, as well as the accounting effects of settled commodity and exchange rates derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Correspondently, special charges/gains also include the evaluation effects relating to assets/liabilities utilized in a natural hedge relation to offset a market risk, as in the case of accrued currency differences at finance debt denominated in a currency other than the reporting currency, where the cash outflows for the reimbursement are matched by highly probable cash inflows in the same currency. The deferral of both the unrealized portion of fair-valued commodity and other derivatives and evaluation effects are reversed to future reporting periods when the underlying transaction occurs.

As provided for in Decision No. 15519 of July 27, 2006 of the Italian market regulator (CONSOB), non-recurring material income or charges are to be clearly reported in the management’s discussion and financial tables.

Leverage

Leverage is a Non-GAAP measure of the Company’s financial condition, calculated as the ratio between net borrowings and shareholders’ equity, including non-controlling interest. Leverage is the reference ratio to assess the solidity and efficiency of the Group balance sheet in terms of incidence of funding sources including third-party funding and equity as well as to carry out benchmark analysis with industry standards.

Gearing

Gearing is calculated as the ratio between net borrowings and capital employed net and measures how much of capital employed net is financed recurring to third-party funding.

Cash flow from operations before changes in working capital at replacement cost

This is defined as net cash provided from operating activities before changes in working capital at replacement cost. It also excludes certain non-recurring charges such as extraordinary credit allowances and, considering the high market volatility, changes in the fair value of commodity derivatives lacking the formal criteria to be designed as hedges, including derivatives which were not eligible for the own use exemption, the ineffective portion of cash flow hedges, as well as the effects of certain settled commodity derivatives whenever it is deemed that the underlying transaction is expected to occur in future reporting periods.

Free cash flow

Free cash flow represents the link existing between changes in cash and cash equivalents (deriving from the statutory cash flows statement) and in net borrowings (deriving from the summarized cash flow statement) that occurred from the beginning of the period to the end of period. Free cash flow is the cash in excess of capital expenditure needs. Starting from free cash flow it is possible to determine either: (i) changes in cash and cash equivalents for the period by adding/deducting cash flows relating to financing debts/receivables (issuance/repayment of debt and receivables related to financing activities), shareholders’ equity (dividends paid, net repurchase of own shares, capital issuance) and the effect of changes in consolidation and of exchange rate differences; (ii) changes in net borrowings for the period by adding/deducting cash flows relating to shareholders’ equity and the effect of changes in consolidation and of exchange rate differences.

Net borrowings

Net borrowings is calculated as total finance debt less cash, cash equivalents and certain very liquid investments not related to operations, including among others non-operating financing receivables. Financial activities are qualified as “not related to operations” when these are not strictly related to the business operations.

Reconciliation tables of Non-GAAP results to the most comparable measures of financial performance determined in accordance to GAAPs

(€ million)
Second Quarter 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	2,269	(311)	(424)	598	(131)	(6)	1,995
Exclusion of inventory holding (gains) losses			(350)			(1)	(351)
Exclusion of special items:
environmental charges	9		41		5		55
impairment losses (impairment reversals), net	(382)		946		5		569
impairment of exploration projects	22						22
net gains on disposal of assets	1		(7)		1		(5)
risk provisions	32		(4)		(1)		27
provision for redundancy incentives	8		8		9		25
commodity derivatives		369	10	(490)			(111)
exchange rate differences and derivatives	(5)	(27)	7				(25)
other	(113)	(7)	(37)		1		(156)
Special items of operating profit (loss)	(428)	335	964	(490)	20		401
Adjusted operating profit (loss)	1,841	24	190	108	(111)	(7)	2,045
Net finance (expense) income ⁽ᵃ⁾	(97)	(1)	2	(1)	(124)		(221)
Net income (expense) from investments ⁽ᵃ⁾	129	1	(2)	(3)	(175)		(50)
Income taxes ⁽ᵃ⁾	(831)	(17)	(35)	(34)	76	1	(840)
Tax rate (%)							47.4
Adjusted net profit (loss)	1,042	7	155	70	(334)	(6)	934
of which:
- Adjusted net profit (loss) of non-controlling interest							5
- Adjusted net profit (loss) attributable to Eni's shareholders							929
Reported net profit (loss) attributable to Eni's shareholders							247
Exclusion of inventory holding (gains) losses							(252)
Exclusion of special items							934
Adjusted net profit (loss) attributable to Eni's shareholders							929

(a) Excluding special items.

(€ million)
Second Quarter 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	(2,393)	62	(392)	113	(152)	82	(2,680)
Exclusion of inventory holding (gains) losses			(321)			138	(183)
Exclusion of special items:
environmental charges	1		46				47
impairment losses (impairment reversals), net	1,484		917	5	2		2,408
net gains on disposal of assets					(2)		(2)
risk provisions	58				3		61
provision for redundancy incentives	5		2		9		16
commodity derivatives		59	(183)	(33)			(157)
exchange rate differences and derivatives	1	(56)	(7)				(62)
other	37	65	11		5		118
Special items of operating profit (loss)	1,586	68	786	(28)	17		2,429
Adjusted operating profit (loss)	(807)	130	73	85	(135)	220	(434)
Net finance (expense) income ⁽ᵃ⁾	(54)		1	(1)	(14)		(68)
Net income (expense) from investments ⁽ᵃ⁾	102	(4)	(19)	(1)	(43)		35
Income taxes ⁽ᵃ⁾	(26)	(71)	25	(27)	(91)	(56)	(246)
Tax rate (%)							..
Adjusted net profit (loss)	(785)	55	80	56	(283)	164	(713)
of which:
- Adjusted net profit (loss) of non-controlling interest							1
- Adjusted net profit (loss) attributable to Eni's shareholders							(714)
Reported net profit (loss) attributable to Eni's shareholders							(4,406)
Exclusion of inventory holding (gains) losses							(127)
Exclusion of special items							3,819
Adjusted net profit (loss) attributable to Eni's shareholders							(714)
(a) Excluding special items.

(€ million)
First Half 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	3,665	(240)	(115)	828	(294)	13	3,857
Exclusion of inventory holding (gains) losses			(832)			17	(815)
Exclusion of special items:
environmental charges	9		65		5		79
impairment losses (impairment reversals), net	(376)		970		8		602
impairment of exploration projects	22						22
net gains on disposal of assets	(75)		(13)	(1)	1		(88)
risk provisions	32		(4)		(1)		27
provision for redundancy incentives	15		18	1	22		56
commodity derivatives		215	32	(516)			(269)
exchange rate differences and derivatives	1	56	(2)	(2)			53
other	(74)	(37)	(49)		2		(158)
Special items of operating profit (loss)	(446)	234	1,017	(518)	37		324
Adjusted operating profit (loss)	3,219	(6)	70	310	(257)	30	3,366
Net finance (expense) income ⁽ᵃ⁾	(193)	(4)	(10)	(1)	(263)		(471)
Net income (expense) from investments ⁽ᵃ⁾	219	(2)	(33)	3	(212)		(25)
Income taxes ⁽ᵃ⁾	(1,473)	(11)	(3)	(89)	(77)	(9)	(1,662)
Tax rate (%)							57.9
Adjusted net profit (loss)	1,772	(23)	24	223	(809)	21	1,208
of which:
- Adjusted net profit (loss) of non-controlling interest							9
- Adjusted net profit (loss) attributable to Eni's shareholders							1,199
Reported net profit (loss) attributable to Eni's shareholders							1,103
Exclusion of inventory holding (gains) losses							(581)
Exclusion of special items							677
Adjusted net profit (loss) attributable to Eni's shareholders							1,199
(a) Excluding special items.

(€ million)
First Half 2020	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	(1,678)	163	(2,302)	213	(401)	230	(3,775)
Exclusion of inventory holding (gains) losses			1,370			24	1,394
Exclusion of special items:
environmental charges	1		61				62
impairment losses (impairment reversals), net	1,681		1,056	6	6		2,749
net gains on disposal of assets	1		(3)		(2)		(4)
risk provisions	85				2		87
provision for redundancy incentives	10	1	5	1	21		38
commodity derivatives		151	(98)	59			112
exchange rate differences and derivatives		(7)	(14)	(3)			(24)
other	130	55	14		35		234
Special items of operating profit (loss)	1,908	200	1,021	63	62		3,254
Adjusted operating profit (loss)	230	363	89	276	(339)	254	873
Net finance (expense) income ⁽ᵃ⁾	(169)		(7)	(1)	(351)		(528)
Net income (expense) from investments ⁽ᵃ⁾	43	(13)	(29)	7	(46)		(38)
Income taxes ⁽ᵃ⁾	(677)	(123)	(37)	(87)	30	(65)	(959)
Tax rate (%)							312.4
Adjusted net profit (loss)	(573)	227	16	195	(706)	189	(652)
of which:
- Adjusted net profit (loss) of non-controlling interest							3
- Adjusted net profit (loss) attributable to Eni's shareholders							(655)
Reported net profit (loss) attributable to Eni's shareholders							(7,335)
Exclusion of inventory holding (gains) losses							991
Exclusion of special items							5,689
Adjusted net profit (loss) attributable to Eni's shareholders							(655)
(a) Excluding special items.

(€ million)
First quarter 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Impact of unrealized intragroup profit elimination	GROUP
Reported operating profit (loss)	1,396	71	309	230	(163)	19	1,862
Exclusion of inventory holding (gains) losses			(482)			18	(464)
Exclusion of special items:
environmental charges			24				24
impairment losses (impairment reversals), net	6		24		3		33
net gains on disposal of assets	(76)		(6)	(1)			(83)
risk provisions
provision for redundancy incentives	7		10	1	13		31
commodity derivatives		(154)	22	(26)			(158)
exchange rate differences and derivatives	6	83	(9)	(2)			78
other	39	(30)	(12)		1		(2)
Special items of operating profit (loss)	(18)	(101)	53	(28)	17		(77)
Adjusted operating profit (loss)	1,378	(30)	(120)	202	(146)	37	1,321
Net finance (expense) income ⁽ᵃ⁾	(96)	(3)	(12)		(139)		(250)
Net income (expense) from investments ⁽ᵃ⁾	90	(3)	(31)	6	(37)		25
Income taxes ⁽ᵃ⁾	(642)	6	32	(55)	(153)	(10)	(822)
Tax rate (%)							75.0
Adjusted net profit (loss)	730	(30)	(131)	153	(475)	27	274
of which:
- Adjusted net profit (loss) of non-controlling interest							4
- Adjusted net profit (loss) attributable to Eni's shareholders							270
Reported net profit (loss) attributable to Eni's shareholders							856
Exclusion of inventory holding (gains) losses							(329)
Exclusion of special items							(257)
Adjusted net profit (loss) attributable to Eni's shareholders							270

(a) Excluding special items.

Breakdown of special items

IQ		IIQ		IH
2021	(€ million)	2021	2020	2021	2020
24	Environmental charges	55	47	79	62
33	Impairment losses (impairment reversals), net	569	2,408	602	2,749
	Impairment of exploration projects	22		22
(83)	Net gains on disposal of assets	(5)	(2)	(88)	(4)
	Risk provisions	27	61	27	87
31	Provisions for redundancy incentives	25	16	56	38
(158)	Commodity derivatives	(111)	(157)	(269)	112
78	Exchange rate differences and derivatives	(25)	(62)	53	(24)
(2)	Other	(156)	118	(158)	234
(77)	Special items of operating profit (loss)	401	2,429	324	3,254
(77)	Net finance (income) expense	79	50	2	(2)
	of which:
(78)	- exchange rate differences and derivatives reclassified to operating profit (loss)	25	62	(53)	24
(47)	Net income (expense) from investments	449	524	402	1,341
	of which:
(47)	- impairment/revaluation of equity investments	449	299	402	894
(56)	Income taxes	5	816	(51)	1,096
(257)	Total special items of net profit (loss)	934	3,819	677	5,689

Analysis of Profit and Loss account items

Sales from operations

IQ		IIQ			IH
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
4,231	Exploration & Production	4,690	2,557	83	8,921	6,751	32
2,915	Global Gas & LNG Portfolio	3,028	1,140	166	5,943	3,620	64
7,887	Refining & Marketing and Chemicals	9,697	4,698	106	17,584	12,148	45
2,730	EGL, Power & Renewables	2,012	1,298	55	4,742	3,947	20
386	Corporate and other activities	426	365	17	812	748	9
(3,655)	Consolidation adjustments	(3,559)	(1,901)		(7,214)	(5,184)
14,494		16,294	8,157	100	30,788	22,030	40

Operating expenses

IQ		IIQ			IH
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
10,260	Purchases, services and other	11,857	5,517	115	22,117	17,186	29
134	Impairment losses (impairment reversals) of trade and other receivables, net	(67)	139	..	67	211	(68)
791	Payroll and related costs	702	704		1,493	1,542	(3)
31	of which: provision for redundancy incentives and other	25	16		56	38
11,185		12,492	6,360	96	23,677	18,939	25

DD&A, impairments, reversals and write-off

IQ		IIQ			IH
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
1,442	Exploration & Production	1,361	1,716	(21)	2,803	3,337	(16)
35	Global Gas & LNG Portfolio	39	31	26	74	63	17
138	Refining & Marketing and Chemicals	128	149	(14)	266	298	(11)
58	EGL, Power & Renewables	64	52	23	122	102	20
35	Corporate and other activities	38	37	3	73	73
(8)	Impact of unrealized intragroup profit elimination	(8)	(8)		(16)	(16)
1,700	Total depreciation, depletion and amortization	1,622	1,977	(18)	3,322	3,857	(14)
33	Impairment losses (impairment reversals) of tangible and intangible and right of use assets, net	569	2,408	(76)	602	2,749	(78)
1,733	Depreciation, depletion, amortization, impairments and reversals	2,191	4,385	(50)	3,924	6,606	(41)
5	Write-off of tangible and intangible assets	24	229	(90)	29	347	(92)
1,738		2,215	4,614	(52)	3,953	6,953	(43)

Income (expense) from investments

(€ million)
First Half 2021	Exploration & Production	Global Gas & LNG Portfolio	Refining & Marketing and Chemicals	Eni gas e luce, Power & Renewables	Corporate and other activities	Group
Share of profit (loss) from equity-accounted investments	(249)	(2)	21	3	(250)	(477)
Dividends	51		15			66
Other income (expense), net		(3)	(13)			(16)
	(198)	(5)	23	3	(250)	(427)

Leverage and net borrowings

Leverage is a measure used by management to assess the Company’s level of indebtedness. It is calculated as a ratio of net borrowings to shareholders’ equity, including non-controlling interest. Management periodically reviews leverage in order to assess the soundness and efficiency of the Group balance sheet in terms of optimal mix between net borrowings and net equity, and to carry out benchmark analysis with industry standards.

(€ million)	Jun. 30, 2021	Dec. 31, 2020	Change
Total debt	26,677	26,686	(9)
- Short-term debt	5,587	4,791	796
- Long-term debt	21,090	21,895	(805)
Cash and cash equivalents	(9,713)	(9,413)	(300)
Securities held for trading	(6,407)	(5,502)	(905)
Financing receivables held for non-operating purposes	(517)	(203)	(314)
Net borrowings before lease liabilities ex IFRS 16	10,040	11,568	(1,528)
Lease Liabilities	5,283	5,018	265
- of which Eni working interest	3,635	3,366	269
- of which Joint operators' working interest	1,648	1,652	(4)
Net borrowings after lease liabilities ex IFRS 16	15,323	16,586	(1,263)
Shareholders' equity including non-controlling interest	40,580	37,493	3,087
Leverage before lease liability ex IFRS 16	0.25	0.31	(0.06)
Leverage after lease liability ex IFRS 16	0.38	0.44	(0.06)

Pro-forma leverage

(€ million)	Reported measure	Lease liabilities of Joint operators' working interest	Pro-forma measure
Net borrowings after lease liabilities ex IFRS 16	15,323	1,648	13,675

Shareholders' equity including non-controlling interest	40,580		40,580

Pro-forma leverage	0.38		0.34

Pro-forma leverage is net of followers’ lease liabilities which are recovered through a cash call mechanism.

Consolidated financial statements

BALANCE SHEET

(€ million)
	Jun. 30, 2021	Dec. 31, 2020
ASSETS
Current assets
Cash and cash equivalents	9,713	9,413
Other financial activities held for trading	6,407	5,502
Other financial assets	563	254
Trade and other receivables	13,580	10,926
Inventories	4,593	3,893
Income tax assets	160	184
Other assets	7,472	2,686
	42,488	32,858
Non-current assets
Property, plant and equipment	53,802	53,943
Right of use assets	4,806	4,643
Intangible assets	3,398	2,936
Inventory - compulsory stock	1,318	995
Equity-accounted investments	6,368	6,749
Other investments	1,004	957
Other financial assets	1,024	1,008
Deferred tax assets	4,409	4,109
Income tax assets	153	153
Other assets	1,083	1,253
	77,365	76,746
Assets held for sale	136	44
TOTAL ASSETS	119,989	109,648
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term debt	3,161	2,882
Current portion of long-term debt	2,426	1,909
Current portion of long-term lease liabilities	971	849
Trade and other payables	14,302	12,936
Income taxes payable	442	243
Other liabilities	9,955	4,872
	31,257	23,691
Non-current liabilities
Long-term debt	21,090	21,895
Long-term lease liabilities	4,312	4,169
Provisions for contingencies	12,733	13,438
Provisions for employee benefits	1,226	1,201
Deferred tax liabilities	5,947	5,524
Income taxes payable	342	360
Other liabilities	2,396	1,877
	48,046	48,464
Liabilities directly associated with assets held for sale	106
TOTAL LIABILITIES	79,409	72,155
Share capital	4,005	4,005
Retained earnings	24,530	34,043
Cumulative currency translation differences	4,932	3,895
Other reserves and equity instruments	6,507	4,688
Treasury shares	(581)	(581)
Net profit (loss)	1,103	(8,635)
Total Eni shareholders' equity	40,496	37,415
Non-controlling interest	84	78
TOTAL SHAREHOLDERS' EQUITY	40,580	37,493
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	119,989	109,648

GROUP PROFIT AND LOSS ACCOUNT

IQ		IIQ		IH
2021	(€ million)	2021	2020	2021	2020
14,494	Sales from operations	16,294	8,157	30,788	22,030
305	Other income and revenues	346	247	651	460
14,799	Total revenues	16,640	8,404	31,439	22,490
(10,260)	Purchases, services and other	(11,857)	(5,517)	(22,117)	(17,186)
(134)	Impairment reversals (impairment losses) of trade and other receivables, net	67	(139)	(67)	(211)
(791)	Payroll and related costs	(702)	(704)	(1,493)	(1,542)
(14)	Other operating (expense) income	62	(110)	48	(373)
(1,700)	Depreciation, Depletion and Amortization	(1,622)	(1,977)	(3,322)	(3,857)
(33)	Impairment reversals (impairment losses) of tangible, intangible and right of use assets, net	(569)	(2,408)	(602)	(2,749)
(5)	Write-off of tangible and intangible assets	(24)	(229)	(29)	(347)
1,862	OPERATING PROFIT (LOSS)	1,995	(2,680)	3,857	(3,775)
1,239	Finance income	592	808	1,831	2,153
(1,149)	Finance expense	(956)	(1,078)	(2,105)	(2,596)
8	Net finance income (expense) from financial assets held for trading	11	92	19	(7)
(271)	Derivative financial instruments	53	60	(218)	(76)
(173)	FINANCE INCOME (EXPENSE)	(300)	(118)	(473)	(526)
42	Share of profit (loss) of equity-accounted investments	(519)	(528)	(477)	(1,404)
30	Other gain (loss) from investments	20	39	50	25
72	INCOME (EXPENSE) FROM INVESTMENTS	(499)	(489)	(427)	(1,379)
1,761	PROFIT (LOSS) BEFORE INCOME TAXES	1,196	(3,287)	2,957	(5,680)
(901)	Income taxes	(944)	(1,118)	(1,845)	(1,652)
860	Net profit (loss)	252	(4,405)	1,112	(7,332)
	attributable to:
856	- Eni's shareholders	247	(4,406)	1,103	(7,335)
4	- Non-controlling interest	5	1	9	3

	Earnings per share (€ per share)
0.24	- basic	0.06	(1.23)	0.30	(2.05)
0.24	- diluted	0.06	(1.23)	0.30	(2.05)
	Weighted average number of shares outstanding (million)
3,572.5	- basic	3,572.5	3,572.5	3,572.5	3,572.5
3,579.0	- diluted	3,577.9	3,572.5	3,577.9	3,572.5

COMPREHENSIVE INCOME (LOSS)

	IIQ		IH
(€ million)	2021	2020	2021	2020
Net profit (loss)	252	(4,405)	1,112	(7,332)
Items that are not reclassified to profit or loss in later periods	25	12	18	8
Share of other comprehensive income on equity accounted entities	2		2
Change in the fair value of interests with effects on other comprehensive income	23	12	16	8
Items that may be reclassified to profit in later periods	(786)	(613)	850	(206)
Currency translation differences	(494)	(742)	1,037	(164)
Change in the fair value of cash flow hedging derivatives	(393)	304	(221)	(123)
Share of other comprehensive income on equity-accounted entities	(12)	(87)	(30)	46
Taxation	113	(88)	64	35

Total other items of comprehensive income (loss)	(761)	(601)	868	(198)
Total comprehensive income (loss)	(509)	(5,006)	1,980	(7,530)
attributable to:
- Eni's shareholders	(514)	(5,007)	1,971	(7,533)
- Non-controlling interest	5	1	9	3

CHANGES IN SHAREHOLDERS’ EQUITY

(€ million)
Shareholders' equity at January 1, 2020		47,900
Total comprehensive income (loss)	(7,530)
Dividends paid to Eni's shareholders	(1,536)
Dividends distributed by consolidated subsidiaries	(3)
Other changes	8
Total changes		(9,061)
Shareholders' equity at June 30, 2020		38,839
attributable to:
- Eni's shareholders		38,767
- Non-controlling interest		72

Shareholders' equity at January 1, 2021		37,493
Total comprehensive income (loss)	1,980
Dividends paid to Eni's shareholders	(857)
Dividends distributed by consolidated subsidiaries	(5)
Perpetual subordinated bonds	2,000
Payments on perpetual subordinated bonds	(10)
Cost of emission on perpetual subordinated bonds	(15)
Other changes	(6)
Total changes		3,087
Shareholders' equity at June 30, 2021		40,580
attributable to:
- Eni's shareholders		40,496
- Non-controlling interest		84

GROUP CASH FLOW STATEMENT

IQ		IIQ		IH
2021	(€ million)	2021	2020	2021	2020
860	Net profit (loss)	252	(4,405)	1,112	(7,332)
	Adjustments to reconcile net profit (loss) to net cash provided by operating activities:
1,700	Depreciation, depletion and amortization	1,622	1,977	3,322	3,857
33	Impairment losses (impairment reversals) of tangible, intangible and right of use, net	569	2,408	602	2,749
5	Write-off of tangible and intangible assets	24	229	29	347
(42)	Share of (profit) loss of equity-accounted investments	519	528	477	1,404
(82)	Gains on disposal of assets, net	(6)	(1)	(88)	(4)
(27)	Dividend income	(39)	(56)	(66)	(72)
(21)	Interest income	(17)	(44)	(38)	(72)
194	Interest expense	200	227	394	458
901	Income taxes	944	1,118	1,845	1,652
(263)	Other changes	87	(161)	(176)	(78)
(1,191)	Cash flow from changes in working capital	(606)	3	(1,797)	688
(604)	- inventories	(286)	(716)	(890)	1,061
(1,688)	- trade receivables	(228)	1,791	(1,916)	2,016
513	- trade payables	503	(981)	1,016	(2,605)
(77)	- provisions for contingencies	(165)	(303)	(242)	(399)
665	- other assets and liabilities	(430)	212	235	615
30	Net change in the provisions for employee benefits	(11)	(11)	19	26
150	Dividends received	204	172	354	328
12	Interest received	3	10	15	33
(220)	Interest paid	(189)	(257)	(409)	(534)
(663)	Income taxes paid, net of tax receivables received	(839)	(334)	(1,502)	(1,072)
1,376	Net cash provided by operating activities	2,717	1,403	4,093	2,378
(1,702)	Cash flow from investing activities	(1,552)	(1,345)	(3,254)	(3,302)
(1,093)	- tangible assets	(1,183)	(940)	(2,276)	(2,469)
	- prepaid right of use	(2)		(2)
(46)	- intangible assets	(65)	(38)	(111)	(99)
	- consolidated subsidiaries and businesses net of cash and cash equivalent acquired	(331)	(10)	(331)	(109)
(520)	- investments	(20)	(32)	(540)	(155)
(27)	- securities and financing receivables held for operating purposes	(42)	(50)	(69)	(100)
(16)	- change in payables in relation to investing activities	91	(275)	75	(370)
217	Cash flow from disposals	89	38	306	98
88	- tangible assets	88	11	176	15
	- intangible assets	1		1
81	- consolidated subsidiaries and businesses net of cash and cash equivalent disposed of	(5)		76
	- tax on disposals	(35)		(35)
	- investments	19	2	19	6
58	- securities and financing receivables held for operating purposes	21	25	79	77
(10)	- change in receivables in relation to disposals			(10)
(551)	Net change in receivables and securities not held for operating purposes	(634)	1,198	(1,185)	463
(2,036)	Net cash used in investing activities	(2,097)	(109)	(4,133)	(2,741)

GROUP CASH FLOW STATEMENT (continued)

IQ		IIQ		IH
2021	(€ million)	2021	2020	2021	2020
221	Increase in long-term debt	1,112	3,293	1,333	4,292
(448)	Repayments of long-term debt	(1,464)	(1,081)	(1,912)	(2,116)
(219)	Repayment of lease liabilities	(226)	(213)	(445)	(462)
131	Increase (decrease) in short-term financial debt	87	1,147	218	731
	Dividends paid to Eni's shareholders	(839)	(1,534)	(839)	(1,534)
	Dividends paid to non-controlling interests	(5)	(3)	(5)	(3)
	Issue of perpetual subordinated bonds	1,985		1,985
(10)	Payments on perpetual subordinated bonds			(10)
(325)	Net cash used in financing activities	650	1,609	325	908
36	Effect of exchange rate changes on cash and cash equivalents and other changes	(14)	(17)	22	(12)
(949)	Net increase (decrease) in cash and cash equivalent	1,256	2,886	307	533
9,413	Cash and cash equivalents - beginning of the period	8,464	3,641	9,413	5,994
8,464	Cash and cash equivalents - end of the period ⁽ᵃ⁾	9,720	6,527	9,720	6,527
(a) Cash and cash equivalents as of March 31, 2021 and as of June 30, 2021, include €4 million and €7 million, respectively, of cash and cash equivalents of consolidated subsidiaries held for sale that were reported in the item Assets held for sale in the balance sheet.

SUPPLEMENTAL INFORMATION

IQ		IIQ		IH
2021	(€ million)	2021	2020	2021	2020
	Investment of consolidated subsidiaries and businesses
	Current assets	101	1	101	15
	Non-current assets	368	11	368	182
	Cash and cash equivalents (net borrowings)	(51)	(1)	(51)	(64)
	Current and non-current liabilities	(66)	(2)	(66)	(11)
	Net effect of investments	352	9	352	122
	Non-controlling interest	(1)	1	(1)	(10)
	Purchase price	351	10	351	112
	less:
	Cash and cash equivalents	(20)		(20)	(3)
	Investment of consolidated subsidiaries and businesses net of cash and cash equivalent acquired	331	10	331	109

	Disposal of consolidated subsidiaries and businesses
	Diposal of businesses	2		2
240	Disposal of non-current assets	(7)		233
	less:
	Investments in consolidated subsidiaries and businesses
371	Current assets			371
394	Non-current assets			394
(128)	Net borrowings			(128)
(436)	Current and non-current liabilities			(436)
201	Net effect of investments			201
39	Net effect of disposals	(5)		34
	less:
42	Cash and cash equivalents acquired			42
81	Disposal of consolidated subsidiaries and businesses net of cash and cash equivalent divested	(5)		76

Capital expenditure

IQ		IIQ			IH
2021	(€ million)	2021	2020	% Ch.	2021	2020	% Ch.
856	Exploration & Production ⁽ᵃ⁾	950	760	25	1,806	2,018	(11)
13	of which: - acquisition of proved and unproved properties	47			60
34	- exploration	126	76	66	160	247	(35)
801	- oil & gas development	746	670	11	1,547	1,740	(11)
	Global Gas & LNG Portfolio	15	2	..	15	7	..
127	Refining & Marketing and Chemicals	208	142	46	335	377	(11)
95	- Refining & Marketing	139	105	32	234	274	(15)
32	- Chemicals	69	37	86	101	103	(2)
84	EGL, Power & Renewables	76	70	9	160	141	13
66	- EGL & Renewables	69	54	28	135	119	13
18	- Power	7	16	(56)	25	22	14
74	Corporate and other activities	20	9	122	94	32	194
(2)	Impact of unrealized intragroup profit elimination	(1)	(5)		(3)	(7)
1,139	Capital expenditure ⁽ᵃ⁾	1,268	978	30	2,407	2,568	(6)

(a) Includes reverse factoring operations in the first half of 2021.

In the first half 2021, capital expenditure amounted to €2,407 million (€2,568 million in the first quarter of 2020), decreasing by 6% from the same period of the previous year, and mainly related to:

- oil and gas development activities (€1,547 million) mainly in Indonesia, Egypt, the United States, Mexico, the United Arab Emirates and Angola;

- refining activity in Italy and outside Italy (€198 million) mainly relating to the activities to maintain plants’ integrity and stay-in-business, as well as HSE initiatives; marketing activity (€36 million) for regulation compliance and stay-in-business initiatives in the retail network in Italy and in the rest of Europe;

- initiatives relating to gas and power marketing in the retail business (€87 million).

Sustainability performance

		IH
		2021	2020
TRIR (Total Recordable Injury Rate)	(total recordable injury rate/worked hours) x 1,000,000	0.37	0.24
Direct GHG emissions (Scope 1)	(mmtonnes CO₂ eq.)	19.5	18.9
Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream)	(tonnes CO₂ eq./kboe)	20.2	21.0
Methane fugitive emissions (upstream)	(ktonnes CH₄)	6.6	5.7
Volumes of hydrocarbon sent to routine flaring	(billion Sm³)	0.6	0.5
Total volume of oil spills (>1 barrel)	(kbbl)	2.83	3.21
Re-injected production water	(%)	59	54

KPIs refer to 100% of the operated assets.

•	TRIR (Total recordable injury rate) of the workforce: a slight increase from the first half 2020 due to more adverse events recorded at Eni’s employees.

•	Direct GHG emissions (Scope 1) from Eni’s operated assets: a slight increase from the first half 2020, due to the recovery of the operations which in 2020 were affected by lockdown measure adopted to contain the COVID-19 emergency.

•	Direct GHG emissions (Scope 1)/operated hydrocarbon gross production (upstream): reported a better trend compared to the same period of 2020 which was mainly due to the recovery in operations.

•	Emissions from methane fugitive (upstream): a slight increase from the first half of 2020, due to the recovery of operations. Expected improvements by the end of 2021 with the conclusion of the ongoing monitoring campaigns.

•	Volumes of hydrocarbon sent to routine flaring at Eni’s operated assets (upstream): a slight increase from the same period of 2020, mainly due to the recovery of operations in certain plants located onshore Libya and impacted by routine flaring, which were shutdown in 2020 due to force majoure. Confirmed the flaring down projects planned for the year.

•	Total volume of oil spills: reducing by the first half of 2020 benefitting from lower spills due to sabotage in Nigeria where Eni is applying the proprietary technology e-vpms (Eni Vibroacoustic Pipeline Monitoring System) for the detection of vibro-acoustic variations in pipelines and transported fluid.

•	Water reinjection in the upstream segment: increased from the first half of 2020 due to the resolution of certain issues at the reinjection system at the Zatchi and Loango fields in Congo and the recovery of the operations at the Abu-Attifel and El Feel Libyan fields.

Exploration & Production

PRODUCTION OF OIL AND NATURAL GAS BY REGION

IQ			IIQ		IH
2021			2021	2020	2021	2020
1,704	Production of oil and natural gas ⁽ᵃ⁾⁽ᵇ⁾	(kboe/d)	1,597	1,729	1,650	1,760
99	Italy		65	106	82	109
238	Rest of Europe		172	243	205	249
272	North Africa		247	258	260	255
355	Egypt		371	266	363	285
310	Sub-Saharan Africa		293	386	301	379
153	Kazakhstan		147	167	150	171
148	Rest of Asia		169	173	158	183
112	Americas		116	114	114	112
17	Australia and Oceania		17	16	17	17
140	Production sold ⁽ᵃ⁾	(mmboe)	137	144	277	288

PRODUCTION OF LIQUIDS BY REGION

IQ			IIQ		IH
2021			2021	2020	2021	2020
814	Production of liquids	(kbbl/d)	779	853	797	873
45	Italy		23	45	34	47
142	Rest of Europe		114	139	128	144
130	North Africa		125	118	128	117
68	Egypt		96	58	82	66
192	Sub-Saharan Africa		188	231	190	232
101	Kazakhstan		100	113	101	115
78	Rest of Asia		75	88	76	91
58	Americas		58	61	58	61
-	Australia and Oceania		-	-	-	-

PRODUCTION OF NATURAL GAS BY REGION

IQ			IIQ		IH
2021			2021	2020	2021	2020
4,726	Production of natural gas	(mmcf/d)	4,339	4,653	4,531	4,711
288	Italy		220	324	254	329
515	Rest of Europe		309	550	411	559
753	North Africa		652	742	702	733
1,521	Egypt		1,463	1,102	1,492	1,160
624	Sub-Saharan Africa		557	822	590	781
274	Kazakhstan		249	291	262	297
374	Rest of Asia		498	451	436	489
287	Americas		305	285	296	274
90	Australia and Oceania		86	86	88	89

(a) Includes Eni’s share of production of equity-accounted entities.
(b) Includes volumes of hydrocarbons consumed in operation (108 and 116 kboe/d in the second quarter of 2021 and 2020, respectively, 111 and 120 kboe/d in the first half of 2021 and 2020, respectively, and 113 kboe/d in the first quarter of 2021).

Eni: amendment to 2021 financial calendar

Rome, 30 July 2021 – Eni announces the following amendment to the financial calendar published on 19 January 2021: following the resolution to distribute the available reserves as an interim dividend 2021, resolved by the Board of Directors at the meeting of 29 July 2021, the resolution regarding the distribution of the interim dividend scheduled in Eni's financial calendar on 16 September 2021 is removed.

The dates already communicated to the market relating to interim dividend payment (22 September 2021), ex-dividend date (20 September) and record date (21 September) remain unchanged.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com